UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Dole plc

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

G27907107

(CUSIP Number)

JAN BARTA

PALE FIRE CAPITAL SE

Zatecka 55/14

Josefov, 110 00 Prague 1

Czech Republic

+420 777-767-773

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27907107

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SICAV a.s.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,363,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,363,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,363,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. G27907107

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,363,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,363,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,363,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

OO, HC

3

CUSIP No. G27907107

1	NAME OF REPORTING PERSON

JAN BARTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,613,052
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,363,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,613,052
	10	SHARED DISPOSITIVE POWER

7,363,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,363,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. G27907107

1	NAME OF REPORTING PERSON

DUSAN SENKYPL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,750,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,363,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,750,000
	10	SHARED DISPOSITIVE POWER

7,363,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,363,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. G27907107

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Pale Fire Capital SICAV a.s., a Joint Stock Company organized under the laws of the Czech Republic (“PFC SICAV”);
(ii)	Pale Fire Capital SE, a Societas Europaea organized under the laws of the Czech Republic (“Pale Fire Capital”);
(iii)	Dusan Senkypl; and
(iv)	Jan Barta.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the equivalent of the executive officers and directors of each of PFC SICAV and Pale Fire Capital. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of PFC SICAV and Pale Fire Capital is Zatecka 55/14, Josefov, 110 00 Prague 1, Czech Republic. The address of the principal office of Mr. Senkypl is Jestrabi 493, Osnice, 252 42 Jesenice, Czech Republic. The address of the principal office of Mr. Barta is Na bateriich 104/35, Brevnov, 162 00 Prague 6, Czech Republic.

(c)       The principal business of each of PFC SICAV and Pale Fire Capital is investing in securities. Pale Fire Capital is the controlling person and sole shareholder of PFC SICAV. Messrs. Senkypl and Barta are the two control persons of Pale Fire Capital, with Mr. Senkypl serving as Chairman of its board and Mr. Barta serving as Chairman of its supervisory board.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. G27907107

(f)       Each of PFC SICAV and Pale Fire Capital is organized under the laws of the Czech Republic. Each of Messrs. Senkypl and Barta are citizens of the Czech Republic.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by PFC SICAV were purchased with working capital in private transactions pursuant to the Share Transfer Agreements (as described and defined in Item 4). The aggregate purchase price of the 7,363,052 Shares beneficially owned by PFC SICAV is approximately $76,207,588.

The Shares previously purchased by Messrs. Senkypl and Barta were purchased with personal funds. The aggregate purchase price of the 5,613,052 Shares owned directly by Mr. Barta is approximately $64,743,945, excluding brokerage commissions. The aggregate purchase price of the 1,750,000 Shares owned directly by Mr. Senkypl is approximately $23,850,750, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 13, 2022, each of Messrs. Senkypl and Barta entered into separate share transfer agreements with PFC SICAV (the “Share Transfer Agreements”) pursuant to which each of Messrs. Senkypl and Barta agreed to sell the Shares directly held by them to PFC SICAV at a price of $10.35 per Share. The closing of the transactions contemplated by the Share Transfer Agreements was initially scheduled to occur on the date of the Share Transfer Agreements; however, the closing has not yet occurred due to circumstances beyond the Reporting Persons’ control, but the Reporting Persons expect the transactions to close in the near future. The foregoing description of the Share Transfer Agreements is qualified in its entirety by reference to the full text of the Share Transfer Agreements, copies of which are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 94,899,000 Shares outstanding as of September 30, 2022, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 17, 2022.

As of the date hereof, PFC SICAV may be deemed to beneficially own the 7,363,052 Shares it has agreed to purchase pursuant to the Share Transfer Agreements, constituting approximately 7.8% of the Shares outstanding. Pale Fire Capital, as the controlling person and sole shareholder of PFC SICAV, may be deemed to beneficially own the 7,363,052 Shares beneficially owned by PFC SICAV, constituting approximately 7.8% of the Shares outstanding.

As of the date hereof, Mr. Senkypl directly beneficially owned 1,750,000 Shares, constituting approximately 1.8% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 7,363,052 Shares beneficially owned by PFC SICAV, constituting approximately 7.8% of the Shares outstanding.

7

CUSIP No. G27907107

As of the date hereof, Mr. Barta directly beneficially owned 5,613,052 Shares, constituting approximately 5.9% of the Shares outstanding. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital, may be deemed to beneficially own the 7,363,052 Shares beneficially owned by PFC SICAV, constituting approximately 7.8% of the Shares outstanding.

An aggregate of 7,363,052 Shares, constituting approximately 7.8% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 7,363,052 Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(b)       By virtue of their respective positions with PFC SICAV, each of PFC SICAV, Pale Fire Capital and Messrs. Senkypl and Barta may be deemed to have shared power to vote and dispose of the Shares beneficially owned by PFC SICAV.

Mr. Senkypl has the sole power to vote and dispose of the Shares directly owned by him.

Mr. Barta has the sole power to vote and dispose of the Shares directly owned by him.

(c)       Other than in connection with the Share Transfer Agreements, Messrs. Senkypl and Barta have not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D, and PFC SICAV and Pale Fire Capital have not entered into any transactions in the Shares during the past 60 days. Pursuant to the Share Transfer Agreements, Mr. Senkypl agreed to sell 1,750,000 Shares to PFC SICAV and Mr. Barta agreed to sell 5,613,052 Shares to PFC SICAV, each at a price of $10.35 per Share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Share Transfer Agreements set forth in Item 4 above is incorporated herein by reference. Copies of the Share Transfer Agreements are attached hereto as Exhibit 99.1 and incorporated herein by reference.

On December 21, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Share Transfer Agreements, dated December 13, 2022.

99.2	Joint Filing Agreement, dated December 21, 2022.

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CUSIP No. G27907107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2022

Pale Fire Capital SICAV a.s.

By:	/s/ Martin Trpak
	Name:	Martin Trpak
	Title:	Authorized Representative

Pale Fire Capital SE

By:	/s/ Dusan Senkypl
	Name:	Dusan Senkypl
	Title:	Chairman of the Board

/s/ Dusan Senkypl
Dusan Senkypl

/s/ Jan Barta
Jan Barta

9

CUSIP No. G27907107

SCHEDULE A

Equivalent of Directors and Officers of Pale Fire Capital SICAV a.s.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Winstor investicni spolecnost a.s. Board of Directors	Investment Manager	Ruzova 948/14, Nove Mesto, 110 000 Prague 1	Czech Republic
Petr Krajicek Supervisory Board member	Private investor, entrepreneur	U Floriana 402/11 Kolodeje 190 16 Prague 9 Czech Republic	Czech Republic
David Holy Supervisory Board member	Private investor, entrepreneur	K Vrbickam 820/34 664 48 Moravany Czech Republic	Czech Republic
Jiri Ponrt Supervisory Board member	Entrepreneur	Na Jezove 339 251 66 Mirosovice Czech Republic	Czech Republic

Equivalent of Directors and Officers of Pale Fire Capital SE

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Dusan Senkypl* Chairman of Board
Jan Barta* Chairman of Supervisory Board
Petr Krajicek Board member	Private investor, entrepreneur	U Floriana 402/11 Kolodeje 190 16 Prague 9 Czech Republic	Czech Republic
David Holy Supervisory Board member	Private investor, entrepreneur	K Vrbickam 820/34 664 48 Moravany Czech Republic	Czech Republic
Jiri Ponrt Supervisory Board member	Entrepreneur	Na Jezove 339 251 66 Mirosovice Czech Republic	Czech Republic

_______________

*Such individual is a Reporting Person and, as such, the information with respect to such individual called for by the Schedule 13D is set forth therein.